Exhibit 21.1

SUBSIDIARIES

Kuber Resources Corporation, had the subsidiaries shown below as of April 11, 2025. Kuber Resources Corporation is not a subsidiary of any other entity.

Name	Jurisdiction
Kuber Resources (Hong Kong) Limited	Hong Kong
Grayscale Investment (Asia) Limited	Hong Kong
Grayscale Investment (Shenzhen) Limited	China
Kuber Resources (Guangdong) Co, Ltd.	China
Gongfa Materials (Guangdong) New Materials Technology Co., Limited(1)	China

(1)	A wholly owned subsidiary of Kuber Resources (Guangdong) Co, Ltd.